March 4, 2025

Robert P. Rozek
Executive VP, Chief Financial Officer and Chief Corporate Officer
Korn Ferry
1900 Avenue of the Stars, Suite 1500
Los Angeles, CA 90067

       Re: Korn Ferry
           Form 10-K for Fiscal Year Ended April 30, 2024
           File No. 001-14505
Dear Robert P. Rozek:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services